[Loeb Letterhead]

April 22, 2010

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 4561

Re:	DJSP Enterprises, Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed March 26, 2010
File No. 333-164907

Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 2, 2010
File No. 001-34149

Dear Mr. Crispino

On behalf of our client, DJSP Enterprises, Inc., a  British Virgin Islands company (“Company”), we have transmitted for filing by EDGAR with the Securities and Exchange Commission (“Commission”) Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”). We have also transmitted to the Commission’s staff (“Staff”) by Federal Express three marked courtesy copies of Amendment No. 2 and all exhibits filed therewith.  Amendment No. 2 responds to the comments set forth in the Staff’s letter dated April 16, 2010 (“Staff’s Letter”).

The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amendment No. 2.

General

1.
We are in receipt of your application for confidential treatment of certain portions of Exhibit 4.10 to your Form 20-F filed on April 2, 2010. We will convey comments to you on that application under separate cover. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

Response:   The Company acknowledges that you may be providing comments to it relating to the request for confidential treatment.

Form F-1/A

General

2.	Please update the prospectus to include the more current financial statements and other information disclosed in the Form 20-F filed on April 2, 2010.

Response:   The prospectus has been updated to include financial statements and other information disclosed in the Company’s Form 20-F filed on April 2, 2010.

Overview, page 2

3.
Please define in this section the terms "Stern Contributors," "DJS", "PTA" and "DSI." Also, please briefly describe the history of DAL prior to the transaction with DJSP, as well as the roles of FlatWorld DAL LLC and Fortuna Capital Partners LP in the transaction. Please expand your discussion of your public shareholders' approval of your acquisition of a controlling interest in DAL to briefly discuss the application approval procedures and how and when approval was obtained.

Response:   The disclosure on pages 2 and 3 has been revised in accordance with the Staff’s comments.

Risk  Factors

Risks Related to our Business

David J. Stem, the President and Chief Executive Officer of DAL, is also…, page 4

4.
Expand your discussion to quantify the extent of your reliance on your primary law firm client, DIS. Ensure that your disclosures are consistent with amounts presented on the face of the financial statements and Note 2.

Response:   The disclosure on page 4 has been revised in accordance with the Staff’s comments.

Regulatory Environments, page 18

5.
We note your response to prior comment 18. The claim that "recent data suggests that approximately 25% to 40% of all modified loans fall delinquent" also appears twice on page 49 of the prospectus. Please remove the claim or disclose its source.

Response:   The disclosures on pages 49 and 50 have been revised in accordance with the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008, page 19

6.
You disclose in this section that according to data received by the Mortgage Bankers Association, 4.3% of all mortgage loans, or 1.9 million of the 45 million outstanding loans, were in foreclosure at June 30,2009. Please supplementally provide us with support for this statement and for any other third-party statements appearing in the prospectus.

Response:   The following sources are being forwarded to you supplementally:

Page of Disclosure	Description of Disclosure	Sources

19	Percentage of loans in foreclosure at the end of the fourth quarter	Press release entitled “Delinquencies, Foreclosure Starts in Latest MBA National Delinquency Survey.”

19	Expected foreclosures in 2010	Online article entitled “Changes in the Foreclosure Market We Foresee for 2010.”

19, 48 and 51	Size of foreclosure markets in California and Florida.	Press release entitled “RealtyTrac Year-End Report Shows Record 2.8 million U.S. Properties With Foreclosure Filings in 2009.”

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction, page 30

7.
We note your response to comment no. 14 and have the following comment. Please describe the terms of the voting agreement in reasonable detail and indicate the date the voting agreement expires. Tell us the term of each of the board of directors and indicate how long the New Shareholders can require certain designees to be named as nominees. Indicate whether all or some of senior management are subject to an employment agreement or are at-will employees. In addition, explain why you believe that the factor in ASC 850-10-55-12(e) is neutral when it does appear that the legal acquirer is paying an amount over a fair value (i.e., debit balance in equity). That is, your analysis of this factor does not seem to address whether a premium is being paid. Please advise.

Response:  In connection with and as a condition to the closing of the Transaction, the Registrant, Stern Contributors, Nagina, Valenty and certain shareholders of the Registrant (the “Principals”) described in Footnote 3 to the beneficial ownership table set forth on page 62 of Amendment No. 2 under “Principal Shareholders” entered into a Voting Agreement dated January 15, 2010 (the “Voting Agreement”).  The parties to the Voting Agreement beneficially owned 4,151,666 ordinary shares of the Registrant, or 33.15% of the ordinary shares, at March 26, 2010.  Once the DAL Units held by the Stern Contributors, Nagina and Valenty, are exchangeable for ordinary shares of the Registrant, the parties to the Voting Agreement will beneficially own approximately 9,268,333 ordinary shares of the Registrant or over 37% of the ordinary shares.  The Voting Agreement expires on January 15, 2015, or earlier, upon the occurrence of certain events including a liquidation, a merger or similar transaction in which the Registrant is not the survivor, the termination of Mr. Stern’s employment once the Stern Deferral Note and $35 million post-closing cash due to Mr. Stern’s affiliates by the Registrant have been paid in full or the termination of the Services Agreement by the Registrant or the Law Offices of David J. Stern, P.A. (“DJS”) under the limited circumstances provided in such agreement, such a breach by the other party or expiration of its 25 year term.  In the event the Stern Contributors have not been paid all amounts due to them by the Registrant under the Stern Deferred Note or the $35 million in post-closing cash by January 15, 2015, the term of the Voting Agreement will be extended until such amounts have been paid.

Pursuant to the terms of the Voting Agreement, the parties (other than the Registrant) agree to vote all of the Registrant’s ordinary shares owned by them in favor of four persons designated by Mr. Stern, the sole owner of the Stern Contributors, Juan V. Ruiz, who was designated by an affiliate of Nagina and Valenty, and two persons designated by the Principals.  The Principals are persons who were shareholders of Chardan 2008 prior to the closing of the Transaction and associated with the directors and officers of Chardan 2008 prior to the Transaction.  At March 26, 2010, they owned approximately 2,291,666 ordinary shares of the Registrant, or 21.5% of its outstanding ordinary shares.  Messrs. Bernstein, Harmon, Kayton and Stern are members of the Board of Directors of the Registrant designated by Mr. Stern, with terms expiring in 2011, 2012, 2013 and 2013, respectively.  Mr. Ruiz’s term expires in 2012.  Messrs. Adler and Hutter are members of the Board of Directors designated by the Principals, with terms expiring in 2011 and 2013.  None of the current members of the Board of Directors of the Registrant served on the Board of Chardan 2008 prior to the closing of the Transaction.

In addition, once the Common Units and Series Preferred Units of DAL held by the Stern Contributors, Nagina and Valenty, become convertible into the Registrant’s ordinary shares on January 15, 2011, such shareholders will be able to designate, by majority vote of such shareholders, a number of nominees to the Registrant’s Board of Directors based on their ownership percentage of the Registrant’s ordinary shares, assuming their DAL Common Units and Series A Preferred Units were exchanged for ordinary shares.  Based upon the Company’s ordinary shares and DAL exchangeable units outstanding at January 15, 2010, if the DAL Common Units and Series A Preferred Units had been convertible as of that time, the Stern Contributors, Nagina and Valenty would have been permitted to nominate three of the Registrant’s seven directors.

The Registrant has an employment agreement with Mr. Stern, the sole owner of the Stern Contributors and the President and Chief Executive Officer of the Stern Contributors prior to the Transaction.  Pursuant to the terms of Mr. Stern’s employment agreement, he serves as President and Chief Executive Officer of the Registrant.  His employment agreement expires on January 15, 2015 unless terminated earlier by the Registrant or by Mr. Stern for good reason.  In the event that the Registrant terminates Mr. Stern’s employment without cause, Mr. Stern is entitled to severance consisting of the continuation of his base salary for three years.  In addition, the termination of Mr. Stern’s employment with the Registrant without cause is an event of default under the Stern Deferral Note and the $35 million of post-closing cash, which permits affiliates of Mr. Stern to accelerate the payment of such amounts.  In the event that Mr. Stern terminates his employment with the Registrant (other than for good reason) during any period in which he has designated a majority of the members of the Board of the Registrant, he would be in breach of his employment agreement and the Registrant can sue Mr. Stern for its resulting damages up to $13.5 million.  In the event Mr. Stern terminates his employment with the Registrant for good reason, the Registrant is required to pay Mr. Stern severance consisting of the continuation of his base salary for three years.  Mr. Stern has the right to terminate his employment for good reason if there is a material diminution in his position, duties, responsibilities, status or base salary.

The Registrant also has employment agreements with Kumar Gursahaney to serve as Executive Vice President and Chief Financial Officer and Matthew S. Kayton to serve as Executive Vice President and Chief Strategy Officer.  Mr. Gursahaney served as chief financial officer of the Stern Contributors prior to the closing of the Transaction and was selected by Mr. Stern.  Mr. Kayton is a Board nominee designated by Mr. Stern, who Mr. Stern requested the Board also appoint as an officer of the Company.  Both serve at the pleasure of the Board, but are entitled to twelve months of severance if terminated without cause or if they terminate for good reason.

Other senior level executives serve without employment agreements, although a number of them have severance arrangements with the Registrant.

None of the executive officers or senior management of the Registrant served as officers, directors, employees or agents of Chardan 2008 prior to the closing of the Transaction.

Based upon the foregoing, the Registrant believes that the current composition of its Board of Directors and senior management, the manner in which its Board of Directors composition will be determined in the future and the severe penalties that the Registrant will suffer if Mr. Stern’s position as President and Chief Executive Officer is terminated all strongly favor a determination that the Transaction be accounted for as a reverse capitalization.

The debit balance in equity (see response to comment 10) is the result of amounts paid in excess of the carrying values of the three operating entities contributed and not a premium paid over the fair values of the three operating entities.  We believe that the Transaction was conducted at fair value and that no premium over the pre-combination fair value exists.  We continue to believe that the factor in ASC 805-10-55-12(e) is neutral.

Pro Forma Adjustments, page 38

8.
We note your response to comment 15 and your reference to the "remoteness of a shareholder bringing a claim for rescission." The classification of the shares should be based on whether the redemption features are not solely within the control of the issuer to be classified outside of permanent equity. See ASC S99-3A-4. Whether the shares are probable of being redeemed affects its measurement subsequent to its classification. See ASC S99-3A-15.

Response:   ASC 480-10-S99-3A-4 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity.  The redemption features associated with the Company’s ordinary shares expired contemporaneously with the Transaction.  Accordingly, the pro forma financial statements include an adjustment to reclassify the previously redeemable ordinary shares to permanent equity.

The approximately 2,700 ordinary shares ($21,300) that were called for redemption by the Company’s shareholders was insignificant and was ignored for purposes of the pro forma presentation.

In addition, from  the date of the transaction and through the date of this response, the Company has not made an offer of rescission to the holders of its capital stock nor has a rescission claim been made against the Company.  In the event a holder of the Company’s capital stock made such a rescission claim, the Company is not obligated to make a cash payment to the claimant and could choose to defend the claim. Because the ordinary shareholders had the opportunity to redeem their shares prior to the transaction, and because to date there have been no rescission claims against the Company, management has assessed the likelihood of a claim as remote and, accordingly, no amount has been accrued and no disclosure has been made regarding the rescission of the Company’s capital stock.

9.
We note your revisions in response to prior comment 16. Tell us what consideration you gave to the significance of the number of potential share conversions, the range of possible results of these conversions and providing disclosure pursuant to Rule 1102(b)(8) of Regulation S-X. In this regard, if significant, additional pro forma presentation should be made. Further, tell us how you determined that the Series B have a nominal value (e.g., Black-Scholes Model). If these units have a nominal value, describe the reasons why they were issued as part of this transaction. Describe your consideration of ASC 260-10-45-44.

Response:   We evaluated the potential share conversions and do not believe the range of possible results of these conversions has a significant impact on the overall pro forma balance sheet presentation.  If the Series B units are converted to common shares, this will not impact the overall amount reported in equity. We do believe this will impact certain components within equity, including the stock balances and additional paid in capital if we assumed conversions as of the date of the pro forma balance sheet, but only by the par value of the shares issued.  All shares have a par value of $0.0001 per share.  If all 3,900,000 Class B units were assumed to convert in the pro formas as of the balance sheet date, this would result in a potential reclassification of $390 which would round to no effect in the current presentation. Therefore, we do not believe additional pro forma presentation should be made for the range of possible results of these conversions.  The reverse capitalization accounting for this transaction did not require us to evaluate the fair value of the Series B units and such value is not otherwise relevant to the pro forma presentation.  We evaluated the guidance referenced at ASC 260-10-45-44 and have updated the pro forma EPS amounts reported to reflect the Series B units.

10.
We note your response to prior comment 19 and have the following comment. Tell us why you believe a Paid-In Capital account should have a debit balance. That is, explain what this amount represents. It appears that the debit balance represents the excess fair value over the carrying values of the three operating entities (i.e., the consideration paid over the carrying values) and, therefore, should be recorded as a reduction of equity (i.e., special distribution). See SAB Topic 5G.

Response:   The debit balance in Paid-In Capital represents the excess of the consideration paid over the carrying values of the three operating entities contributed. We have revised the pro forma balance sheet presentation to reclassify pro forma entries 6 and 9 as a reduction of retained earnings as opposed to a reduction of Paid-In Capital.

Business

Acquisition Negotiations, page 39

11.
You disclose in this section that the consideration agreed upon with respect to acquisition of the target business was $135 million in cash, 2.6 million DAL Common Units, 1.67 million DAL Series A Preferred Units and 3.9 million DAL series B Preferred Units. Please revise this section to explain in greater detail how the parties arrived at this consideration. In addition, please clarify why the parties chose to structure the transaction similar to an UPREIT rather than adopt a structure that would not create a minority interest in DAL.

Response:   The disclosure on pages 37 and 38 has been revised in accordance with the Staff’s comments.

12.
In your response to prior comment 20, you indicate that you first notified your shareholders that you were not acquiring a business in China in December 2009, almost a year after you entered into preliminary discussions with FlatWorld Capital regarding the acquisition of the target business. Please advise us why you did not earlier advise your shareholders that you were pursuing an acquisition of a business outside of China.

Response:   The Company did not earlier advise its shareholders that it was pursuing a business combination outside of China because the Company continued to pursue and evaluate opportunities from China, as well as considering non-China opportunities of which the Company became aware.  Up until the time that it entered into a definitive agreement with the target company, it would have considered a suitable China-based target.

Selling Shareholders, page 73

13.
You indicate in your response to prior comment 29 that Messrs . Proper and Kaufinan are affiliates of broker dealers and that they did not purchase the shares they are offering for resale in the ordinary course of business. Accordingly, revise the prospectus to name Messrs. Proper and Kaufman as underwriters.

Response:   Pursuant to Section 2(a)(11) of the Securities Act of 1933, as amended, an underwriter is defined as:

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission. As used in this paragraph the term "issuer" shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.”

Messrs Propper and Kaufman acquired their securities in the Company prior to the Company’s initial public offering and have held such securities since July 2008 and were purchased by such persons for nominal value (as opposed to there being some value to the Company in the context of an underwritten offering).  Clearly, such securities were not purchased with a view to or in connection with a distribution and Messrs. Propper and Kaufman should not be considered to be underwriters under the securities laws.

Financial Statements, page F-1

DJS Processing Division and its Combined Affiliates

14.
We note that in response to prior comment 31 you have separately presented related amounts on the face of the audited financial statements. Revise the unaudited financial statements in the same manner.

Response:   The unaudited financial statements have been removed from the latest F-1/A filing in response to Comment 1 that requires the financial statements included in the Company’s recent F-20 to be incorporated into the F-1/A.  We will make the necessary revisions in the 2009 financial statements that will now be included in the F-1/A.

Notes to the Consolidated Financial Statements

15.
We note from your response to prior comment 33 that enterprise wide disclosures pursuant to ASU 280 have been added to your document. Please identify where the disclosures required by paragraphs 50-40 and 50-42 are located within the filing. In addition, please provide your analysis of why you believe that the Processing Division and PTA have similar economic characteristics such as gross margins. See ASC 280-1055-7. Revise to disclose that you have one reportable segment and disclose that you have aggregated segments. See ASC ###-##-####(a). In addition, you indicate that "no other segments exist that meet the quantitative threshold" and therefore, "the Company is reporting its results under a single operating segment." Clarify whether you have any operating segments that are below the 10% threshold . If so, those segments can only aggregated with other segments if it satisfy all the aggregation criteria for reportable segments or a majority of the aggregation criteria for those segments below the 10% threshold. See ASC 280-10-55-34.

Response:   Based on our review of the ASC 280 references in Comment 15, we have amended the financial statements to include disclosures related to segment reporting and additional enterprise wide disclosures. The financial statements now reflect three reportable segments with no operating segments requiring aggregation. We have included a disclosure of revenues by service provided required by ASC 280-10-50-40 and have identified one major customer under the requirements of ASC 280-10-50-42 as the Law Firm. This concentration and the segments that reflect these revenues are disclosed in Note 2 – Related Party Transactions and Concentrations.

Note 2 -Related Party Transactions and Concentrations, page F-10

16.
We note that the amounts reflected in this footnote differ substantially from the related party amounts presented on the face of the financial statements. Please revise to ensure that all related party revenues, from all sources, and all receivables, including client reimbursed costs due from related parties, are reflected within your footnote disclosures.

Response:   The disclosure has been amended to include all sources of revenues and receivables from related parties, including client reimbursed costs.

17.
With regard to your disclosure that a significant percentage of files come from a few customers of the Law Firm, please tell us how you determined that including specific client concentrations is appropriate, given that these individual clients of the Law Finn are only indirectly your customers. In addition, you should revise your disclosure to clearly discuss your vulnerability due to concentration with the Law Firm. SeeASU27510-50-16 to 22. Your disclosure on page 51 highlights the Company "indirectly" services its clients. In this regard. your disclosures within your footnotes should clarify who has the primary client or customer relationship.

Response:   Because of the significant amount of revenues derived from the file arrangement with the Law Firm, we evaluated whether the users of the financial statements would benefit from disclosures related to significant concentrations of the Law Firm.  We concluded such disclosures would be beneficial in evaluating potential vulnerability of the Company stemming from the Law Firm’s own client concentration risk.  The disclosure has been amended to clarify who has the primary client relationship (the Law Firm) and the fact that the Company is vulnerable to concentrations of the Law Firm’s clients.

Item 7. Recent Sales of Unregistered Securities, page II-I

18.
In connection with your January 2010 private placement of 1.5 million ordinary shares, please disclose the names of the persons, or identify the class of persons, to whom the shares were sold, and briefly explain why the private placement qualified for an exemption from registration under Section 4(2) of the Securities Act. Refer to Item 701 of Regulation S-K.

Response:   The disclosure on page II-2 has been revised in accordance with the Staff’s comments.

Item 8. Exhibits, page II-2

19.	Please incorporate by reference the Transaction Registration Rights Agreement filed as Exhibit 4.5 to the Form 20-F filed on January 22,2010.

Response:   The disclosure on page II-2 has been revised in accordance with the Staff’s comments.

Form 20-F

General

20.
Tell us what consideration you gave to filing the Form 20-F with financial statements and other information pertaining only to Chardan 2008, including a report of the company's internal control over financial reporting prepared by, and certifications signed by, management in place at the end of fiscal year 2009.

Response:   As of December 31, 2009, Chardan 2008 was a shell company with operations limited to those related to the acquisition of the controlling interest in DAL and its consolidated subsidiaries, DJS Processing, LLC, PTA, LLC and DSI, LLC.  That transaction was consummated on January 15, 2010, soon after the end of the previous fiscal year and before the filing of the Annual Report on Form 20-F.  Since the transaction was accounted for as a reverse capitalization, for reporting periods ending after January 15, 2010, the financial statements of DJS Processing and its combined affiliates will be the financial statements of the Company.  While the Company considered only including Chardan 2008’s audited 2009 financial statements in the Annual Report, management believed it more appropriate to include in the Annual Report the audited financial statements of DJS Processing and its combined affiliates as of December 31, 2009, in order to provide shareholders with disclosure regarding and an understanding of the results of operations and financial position of DJS Processing and its combined affiliates as of December 31, 2009 and for the year then ended.

The Company will revise Item 15 – Controls and Procedures of the Annual Report on Form 20-F to include disclosures regarding (i) management’s evaluation of the effectiveness of the design and operation of Chardan 2008’s disclosure controls and procedures as indicated in the response to Comment 21, and (ii) management’s annual report on Chardan 2008’s internal controls over financial reporting.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and procedures, Page 71

21.
We note that your principal executive officer and principal financial officers conducted an evaluation of the "effectiveness of the design and operation of your disclosure controls and procedures "within the 90-day period preceding the filing date of this Report," Please confirm to us, and revise future filings to clarify, if true, that your officers conducted the evaluation as of the end of the fiscal year, as required by Item 15(a) of the Form 20-F. Also, we note your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective to " provide reasonable assurance that information required to be disclosed by [you] in reports filed under the Exchange Act is recorded. processed, summarized and reported within the time periods specified in the SEC's rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to also ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Item 15(a) of the Form 20-F.

Response:   The Company has confirmed that (i) the evaluation of its disclosure controls and procedures were conducted by its principal executive officer and principal financial officer was conducted as of December 31, 2009, and (ii) based upon such evaluation, such officers concluded that its disclosure controls and procedures were effective as of December 31, 2009, the end of the period covered by the Form 20-F, at a reasonable assurance level.  The Company has also confirmed that its officers concluded that its disclosure controls and procedures are effective to also ensure that information required to be disclosed by in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company will file an amended 20-F with revisions in accordance with the Staff’s comments.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso